

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2022

Dr. Torsten Hombeck
Chief Financial Officer
Akari Therapeutics PLC
75/76 Wimpole Street
London W1G 9RT
United Kingdom

> **Re: Akari Therapeutics PLC**
> **Registration Statement on Form F-1**
> **Filed October 12, 2022**
> **File No. 333-267840**

Dear Dr. Torsten Hombeck:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cindy Polynice at 202-551-8707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Richard Bass, Esq.